Form 51-102F3

Material Change Report

1.	Name and Address of Company

B2Gold Corp.
Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, BC V7X 1J1

2.	Date of Material Change

August 19, 2013, August 20, 2013 and August 23, 2013.

3.	News Release

News releases were issued on August 19, 2013, August 20, 2013 and August 23, 2013 through Marketwire and filed with the applicable securities regulatory authorities.

4.	Summary of Material Change

On August 19, 2013, B2Gold Corp. (“ B2Gold”) announced the offering of US$225 million aggregate principal amount of convertible senior subordinated notes due 2018 (the "Notes") to "qualified institutional buyers" in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”). B2Gold intends to use the net proceeds from the sale of the Notes for general corporate purposes.

On August 20, 2013, B2Gold announced the pricing of the Notes .

On August 23, 2013, B2Gold announced that it had completed the sale of the Notes.

5.	Full Description of Material Change

B2Gold has offered the Notes to "qualified institutional buyers" in accordance with Rule 144A under the Securities Act. B2Gold intends to use the net proceeds from the sale of the Notes for general corporate purposes. In its offering materials, B2Gold compiled a statement of its risk factors applicable to its business and the offered securities. Those risk factors are attached as Appendix “A”.

In addition, on August 20, 2013, B2Gold announced the pricing of the offering of US$225 million aggregate principal amount of Notes. The Notes will be issued at 100% of principal amount, plus accrued interest, if any, from August 23, 2013. On August 23, 2013, B2Gold Corp. completed its offering of US $258.75 million in aggregate principal amount of its Notes and entered into an indenture (the “Indenture”) with U.S. Bank National Association, as trustee (the “Trustee”), governing the Notes. The aggregate principal amount of Notes sold reflects the exercise in full by the initial purchasers of their option to purchase an additional US$33.75 million of the Notes to cover over-allotments (the “ Over-Allotment”) .

The net proceeds from the offering, including net proceeds from the Over-Allotment, are approximately US$250.3 million, after deducting the initial purchasers’ discounts and estimated offering expenses payable by B2Gold.

The Notes accrue interest at a rate of 3.25% per year, payable semiannually in arrears on April 1 and October 1 of each year, beginning on April 1, 2014. The Notes will mature on October 1, 2018, unless earlier redeemed, repurchased or converted.

The Notes are convertible prior to the close of business on the business day immediately preceding July 1, 2018 in multiples of US$1,000 principal amount only under the following circumstances: (i) during any calendar quarter commencing after the calendar quarter ending on December 31, 2013 (and only during such calendar quarter), if the last reported sale price of the Company’s common shares (“common shares”) for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (ii) during the five business-day period after any five consecutive trading-day period (the ‘‘measurement period’’) in which the trading price (as defined in the Indenture) per US$1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of B2Gold’s common shares and the conversion rate on each such trading day; (iii) if B2Gold calls the Notes for redemption; or (iv) upon the occurrence of specified corporate events. On or after July 1, 2018 until the close of business on the business day immediately preceding October 1, 2018, holders may convert their notes at any time.

Upon conversion of the Notes, holders will receive common shares or, subject to certain conditions, cash or a combination of cash and common shares, at our election. Until B2Gold’s borrowings under its US$150 million secured revolving credit facility (the “Senior Credit Facility”) are repaid in full and the agreement governing the Senior Credit Facility has been terminated or until the agreement governing the Senior Credit Facility has been amended to permit cash settlement or combination settlement, B2Gold is required to settle any conversions in common shares.

The conversion rate for the Notes is initially 254.2912 common shares per US$1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately US$3.93 per common share. The conversion rate will be subject to adjustment in certain events, but will not be adjusted for any accrued interest. The initial conversion price of the Notes represents a premium of approximately 37.5% to the closing sale price of $2.86 per common share on the NYSE MKT on August 19, 2013, the date that B2Gold priced the offering of the Notes.

If B2Gold undergoes a fundamental change, as defined in the Indenture, it will be required to offer to purchase all or any portion of a holder’s Notes for cash, as long as such repurchase is not prohibited under the Senior Credit Facility (the “fundamental change repurchase condition”). The fundamental change repurchase price will be 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest to, but not including, the fundamental change repurchase date.

Prior to October 6, 2016, B2Gold may not redeem the Notes, except, subject to certain conditions, in the event of certain changes in Canadian tax law as described in the Indenture. On or after October 6, 2016, B2Gold may redeem for cash subject to certain conditions all or part of the Notes, at B2Gold’s option, if the last reported sale price (as defined in the Indenture) of B2Gold’s common shares exceeds 130% of the applicable conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading-day period ending within five trading days prior to the date on which B2Gold provides notice of redemption. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. In the event of certain changes to the laws governing Canadian withholding taxes, subject to certain conditions, B2Gold has the option to redeem, in whole but not in part, the Notes for a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest to, but not including, the redemption date but without reduction for applicable Canadian taxes (except in respect of certain excluded holders). Upon B2Gold giving a notice of redemption, a holder may elect not to have its notes redeemed, in which case such holder would not be entitled to receive the additional amounts referred to in the Indenture.

Until B2Gold’s borrowings under the Senior Credit Facility are repaid in full and the agreement governing the Senior Credit Facility has been terminated or the agreement governing the Senior Credit Facility has been amended to permit the exercise by B2Gold of relevant redemption right, B2Gold is not permitted to redeem the Notes, as described above.

If and only to the extent that a holder elects to convert its Notes in connection with a make-whole fundamental change (as defined in the Indenture) or a redemption notice, the Company will, under certain circumstances, increase the conversion rate by a number of additional common shares. The number of additional shares will be determined in accordance with the terms of the Indenture, based on the effective date of the make-whole fundamental change or the date of the redemption notice and the price paid (or deemed to be paid) per common share in such make-whole fundamental change or redemption, as described in the Indenture.

The Notes are general unsecured senior subordinated obligations of B2Gold and will be subordinated in right of payment to B2Gold’s existing and future senior indebtedness including indebtedness under the Senior Credit Facility. The Notes will rank senior in right of payment to any of B2Gold’s future subordinated indebtedness. The Notes will be effectively junior to any of B2Gold’s secured indebtedness including all borrowings under B2Gold’s Senior Credit Facility, to the extent of the value of the assets securing such indebtedness. The Notes will be structurally subordinated to all indebtedness and other liabilities of B2Gold’s subsidiaries (including trade payables).

The Indenture contains customary events of default with respect to the Notes, including that upon certain events of default (including B2Gold’s failure to make any payment of interest or principal on any Note when due and payable, after giving effect to any applicable grace periods; or in the case of a fundamental change, failure to obtain the required consents and waivers from the lenders under the Senior Credit Facility or make any repayments of indebtedness thereunder as necessary to ensure that the fundamental change repurchase condition has been satisfied prior to the fundamental change repurchase date) occurring and continuing, the Trustee by notice to B2Gold, or the holders of at least 25% in principal amount of the outstanding Notes by notice to B2Gold and the Trustee, may, and the Trustee at the request of such holders (subject to the provisions of the Indenture) shall, declare 100% of the principal of and accrued and unpaid interest, if any, on all the Notes to be due and payable. In case of an event of default involving certain events of bankruptcy, insolvency or reorganization, involving B2Gold, 100% of the principal of and accrued and unpaid interest on the Notes will automatically become due and payable.

The offering of the Notes closed on August 23, 2013.

The Notes, and the common shares into which the Notes are convertible, have not been and will not be registered under the Securities Act, or qualified by a prospectus in Canada. The Notes and the common shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial securities laws.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51- 102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

The following executive officer of B2Gold is knowledgeable about the material change and may be contacted regarding the change:

Roger Richer
Executive Vice President, General Counsel and Secretary

Telephone: (604) 681-8371 Facsimile: (604) 681- 6209

9.	Date of Report

August 23, 2013.

Cautionary Notice Regarding Forward-Looking Statements:

Certain statements in this material change report are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as "expects", "anticipates", "plans", projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this material change report relate to, among other things: the exercise of the over-allotment option, the proposed closing of the offering and the anticipated use of proceeds. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks relating to: market risk, the completion of the proposed offering, the need to satisfy the conditions set forth in the purchase agreement for the Notes and the need to satisfy regulatory and legal requirements with respect to the offering, in addition to the other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively.

The Company's forward-looking statements are based on what the Company's management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. The Company's forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Appendix “A”

In its offering materials the Company compiled a statement of its Risk factors applicable to its business and the offered securities. The Risk factors are attached.

Glossary

Unless otherwise defined, terms used in the Risk factors have the following meanings:

“AngloGold” is AngloGold Ashanti Limited.

“CGA” is CGA Mining Limited.

“CIM” is the Canadian Institute of Mining, Metallurgy and Petroleum.

“Exchange Act” is the U.S. Securities Exchange Act of 1934, as amended.

‘FRC” is Filminera Resource Corporation.

“IAS” is International Accounting Standards.

“PGPRC” is Philippine Gold Process & Refining Corporation.

“SEC” is the U.S. Securities and Exchange Commission.

“Securities Act” is the U.S. Securities Act of 1933 as amended.

“Senior Credit Facility” is the $150 million senior secured revolving credit facility, dated as of April 12, 2013, by and among B2Gold Corp., the guarantors party thereto, the lenders party thereto and Macquarie Bank Limited, as agent, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, restated, modified renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities) in whole or in part from time to time.

“Tax Act” is the Income Tax Act (Canada).

Risk factors

Any investment in our securities involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this offering memorandum before deciding whether to purchase the notes. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking information, and our actual results may differ substantially from those discussed in this forward-looking information. See “Cautionary statement regarding forward-looking information.”

Risks related to our business

Changes in the price of gold and other metals in the world markets, which can fluctuate widely, significantly affect the profitability of our operations and our financial condition.

The profitability of our operations is significantly affected by changes in the market price of gold and other mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond our control, including:

  the level of interest rates;

  the rate and anticipate rate of inflation;

  world supply of mineral commodities;

  consumption patterns;

  purchases and sales of gold by central banks;

  forward sales by producers;

  production costs;

  demand from the jewelry industry;

  speculative activities;

  stability of exchange rates;

  the relative strength of U.S. dollar and other currencies;

  changes in international investment patterns;

  monetary systems; and

  political and economic events.

The price of gold decreased by approximately 23% at June 30, 2013 compared to June 30, 2012, rising to a nominal price of $1,790 per ounce on October 4, 2012 before declining to $1,235 per ounce by June 30, 2013. Current and future price declines could cause commercial production to be impracticable. If gold prices decline significantly, or decline for an extended period of time, we might not be able to continue our operations, develop our properties, or fulfill our obligations under our permits and licenses, or under our agreements with our partners. This could result in losing our interest in some or all of our properties, or being forced to sell them, which could have a negative effect on our profitability and cash flow.

Our future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items. The prices of these commodities are affected by numerous factors beyond our control.

Our future plans rely substantially on mine development projects, which involve significant uncertainties and risk material cost overruns.

As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. Substantial expenditures are required to build mining and processing facilities for new properties. The timeline to obtain these government approvals is often beyond our control. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Our failure to achieve production or cost estimates could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

We have prepared estimates of future production, operating costs and capital costs for La Libertad Mine, the Limon Mine and the Masbate Mine. The estimates can change or we might not be able to achieve them. Actual production and costs may vary from the estimates depending on a variety of factors, many of which are not within our control. These factors include, but are not limited to:

  actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics;

  short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;

  mine failures, slope failures or equipment failures;

  industrial accidents;

  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;

  encountering unusual or unexpected geological conditions;

  changes in power costs and potential power shortages;

  exchange rate and commodity price fluctuations;

  shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts;

  labor shortages or strikes;

  litigation;

  civil disobedience and protests;

  restrictions or regulations imposed by governmental or regulatory authorities;

  permitting or licensing issues; or

  shipping interruptions or delays.

Properties not yet in production, or slated for expansion, are subject to higher risks as new mining operations often experience unexpected problems during the start-up phase, and production delays and cost adjustments can often happen. Failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on our future cash flows, profitability, results of operations and financial condition.

Undue reliance should not be placed on estimates of reserves and resources, since these estimates are subject to numerous uncertainties. Our actual reserves could be lower than reserve estimates and resources may never be converted into reserves, which could adversely affect our operating results and financial condition.

The figures for mineral reserves and mineral resources contained in this offering memorandum are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond our control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Our mineral reserve and mineral resource estimates have been calculated based upon assumptions regarding the long-term gold price, including gold prices of $1,250 per ounce for reserves and $1,550 per ounce for resources at Limon, $1,350 per ounce for reserves and $1,550 per ounce for resources at Masbate, $1,350 per ounce for reserves and $1,550 per ounce for resources for La Libertad, $1,600 per ounce for resources at Gramalote and $1,350 per ounce for resources and $1,350 per ounce for reserves at Otjikoto. As of August 16, 2013, the spot price of gold was $1,377 per ounce. The price of gold has historically been volatile, and there can be no assurance that the price of gold in the future will meet or exceed the prices assumed in each of these estimates. Market price fluctuations of gold, or sustained prices below the prices assumed in our estimates, may require revisions of our estimates and may render our mineral reserves or mineral resources unprofitable to develop at a particular site or sites for periods of time.

Fluctuation in results of drilling, metallurgical testing and production, increases in capital and operating costs, including the cost of labor, equipment, fuel and other required inputs and the evaluation of mine plans after the date of any estimate may require revision of such estimate. The volume and grade of mineral reserves mined and processed and the recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of our ability to extract these mineral reserves, could have a material adverse effect on our results of operations and financial condition.

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to uncertainty that may attach to inferred mineral resources, inferred mineral resources may not be upgraded to measured and indicated resources or proven and probable reserves as a result of continued exploration.

Our operations across several different countries subject us to various political, economic and other risks that could negatively impact our operations and financial condition.

Our exploration, development and production activities are currently conducted in Nicaragua, the Philippines, Namibia, Colombia and Uruguay and, as such, our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:

  terrorism;

  hostage taking;

  military repression;

  extreme fluctuations in currency exchange rates;

  high rates of inflation;

  labor unrest;

  the risks of war or civil unrest;

  expropriation and nationalization;

  uncertainty as to the outcome of any litigation in foreign jurisdictions;

  uncertainty as to enforcement of local laws;

  environmental controls and permitting;

  restrictions on the use of land and natural resources;

  renegotiation or nullification of existing concessions;

  licenses;

  permits and contracts;

  illegal mining;

  changes in taxation policies;

  restrictions on foreign exchange and repatriation;

  corruption;

  unstable legal systems;

  changing political conditions;

  changes in mining policies;

  currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require equity participation by local citizens; and

  other risks arising out of foreign sovereignty issues.

We have interests in exploration and development properties that are located in developing countries, including Nicaragua, the Philippines, Namibia, Colombia, and Uruguay, and our mineral exploration and mining activities may be affected in varying degrees by political instability and governmental legislation and regulations relating to foreign investment and the mining industry. Changes, if any, in mining or investment policies or shifts in political attitude in Nicaragua, the Philippines, Namibia, Colombia or Uruguay may adversely affect our operations or profitability. Operations may be affected in varying degrees by:

  government regulations with respect to, but not limited to, restrictions on production, price controls, exchange controls, export controls, currency remittance, income or other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety; and

  the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on B2Gold’s business, financial condition and results of operations.

Furthermore, in the event of a dispute arising from our activities, we may be subject to the exclusive jurisdiction of courts outside of North America or may not be successful in subjecting persons to the jurisdiction of courts in North America, either of which could unexpectedly and adversely affect the outcome of a dispute.

There are material differences for reporting mineralized material between United States reporting standards and the Canadian standards used in this offering memorandum.

There are material differences between the standards and terms used for reporting reserves in Canada and the United States. While the terms mineral resource, measured mineral resource, indicated mineral resourceand inferred mineral resource are defined by CIM and must be disclosed according to Canadian securities regulations, the SEC does not recognize them under SEC Industry Guide 7 and they are not normally permitted to be used in reports and registration statements filed with the SEC. Information about our mineral deposits may not be comparable to similar information made public by U.S. domestic mining companies, including information prepared according to Industry Guide 7. See “Cautionary notice regarding mineral reserve and resource estimates.”

Fluctuations in the price and availability of infrastructure and energy and other commodities could impact our profitability and development of projects.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Our inability to secure adequate water and power resources, as well as other events outside of our control, such as unusual or infrequent weather phenomena, sabotage, community, government or other interference in the maintenance or provision of such infrastructure, could adversely affect our operations, financial condition and results of operations. Namibia may, in the short term, experience electricity shortages, inter alia, on account of the fact that (i) the demand for electricity is increasing, both on account of growth in GDP as well as on account of increased mining operations; (ii) the contracts for the supply of electricity with neighboring countries (particularly South Africa) may expire between 2013 and 2015, and may not be renewed due to electricity shortages in these neighboring countries; and (iii) projects for addressing electricity demand are in the preliminary stages, may take several years to complete, may not be financed easily or at all, and may experience delays or cancellations. In addition, Namibia is an arid country, and water resources are scarce. Although the Government of Namibia currently pursues a seawater desalination project, Namibia may in the short term experience water shortages, inter alia, on account of the following: (i) demand for water is increasing, both on account of growth in GDP as well as on account of increased mining operations; and (ii) the seawater desalination project pursued by the government may take several years to complete, may not be financed easily or at all, and may experience delays or cancellations.

Profitability is affected by the market prices and availability of commodities that we use or consume for our operations and development projects. Prices for commodities like diesel fuel, electricity, steel, concrete, and chemicals (including cyanide) can be volatile, and changes can be material, occur over short periods of time and be affected by factors beyond our control. Our operations use a significant amount of energy and depend on suppliers to meet those needs; however, sometimes no alternative source is available. Higher costs for construction materials like steel and concrete, or tighter supplies, can affect the timing and cost of our development projects.

If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our profitability.

Higher worldwide demand for critical resources like input commodities, drilling equipment, tires and skilled labor could affect our ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.

Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations at our sites are subject to a number of risks, some of which are outside of our control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen events and failure of a supplier or contractor to perform under its agreement with us. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations and financial condition.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business, and mineral exploration is speculative and uncertain.

Mining operations generally involve a high degree of risk. Our operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including:

  unusual and unexpected geologic formations;

  seismic activity;

  rock bursts;

  cave-ins or slides;

  flooding;

  pit wall failure;

  periodic interruption due to inclement or hazardous weather conditions; and

  other conditions involved in the drilling and removal of material,

any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or deaths, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Mineral exploration and development involves significant risks and uncertainties, which could have a material adverse effect on our business, results of operations and financial condition.

Although our activities are primarily directed towards mining operations, our activities also include the exploration for and development of mineral deposits. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs we or any of our joint venture partners plan will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, including, but not limited to:

  the particular attributes of the deposit, such as size, grade, metallurgy and proximity to infrastructure;

  metal prices which are highly cyclical;

  the cost of operations and processing equipment; and

  government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in our inability to receive an adequate return on invested capital, which could have a material adverse effect on our business, results of operations and financial condition.

Hedging activities and ore purchase commitments could have a material adverse effect on our business, results of operations and financial condition.

In compliance with the conditions required by the debt financiers of the Masbate Mine, a variety of financial instruments (such as gold forward sales contracts and gold put options) have been used from time to time to reduce exposure to unpredictable fluctuations in the project life revenue streams. With the acquisition of CGA, we assumed these hedging programs. Within this context, the hedging programs undertaken are structured with the objective of retaining as much upside to the gold price as possible, but in any event, by limiting hedging commitments to no more than 50% of CGA’s gold reserves. CGA also entered into a number of other derivative instruments including interest rate swaps and fuel hedging contracts. In the event we cannot deliver under these contracts due to insufficient gold production at the Masbate Mine, we could be exposed to material market adjustments that could cause material liquidity requirements that may not be able to be funded from the cash flow from operations.

In addition, under the Senior Credit Facility, we are required to enter into certain gold hedging facilities, including forward sale contracts and/or zero premium collar transactions. In connection with the $80.3 million project finance facility obtained by CGA Financing Company B.V. and arranged by BNP Paribas Bank (as a syndicated facility) on May 26, 2008 (the “Masbate Facility”), we assumed CGA’s gold forward contracts related to the Masbate Mine for 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. In the event we cannot deliver under these contracts due to insufficient gold production, we could be exposed to material market adjustments that could cause material liquidity requirements that may not be able to be funded from the cash flow from operations.

From time to time we may engage in commodity hedging transactions intended to reduce the risk associated with fluctuations in metal prices, but there is no assurance that any such transaction will be successful. Furthermore, hedging transactions may prevent us from benefiting from price increases.

In addition, pursuant to the ore purchase agreement between PGPRC and FRC, PGPRC has agreed to purchase all ore from the Masbate Mine at a price equal to the production cost for the ore plus a predetermined percentage. Decreases in the market price of gold, increases in production costs at the Masbate Mine or a combination of both may make performance by PGPRC under the agreement not economically desirable or feasible. In such a circumstance, we would seek to curtail production at the Masbate Mine or negotiate another mutually agreeable resolution with the Philippine shareholder of FRC; however, we may not be successful in such efforts.

We require licenses, permits and approvals from various governmental authorities to conduct our operations, the failure to obtain or loss of which could have a material adverse effect on our business.

Our operations in Nicaragua and the Philippines, and our exploration and development projects in Namibia, Colombia and Uruguay, are subject to receiving and maintaining licenses, permits and approvals from appropriate governmental authorities. Although our mining operations currently have all required licenses, permits and approvals that we believe are necessary for operations as currently conducted, additional permits will be required for the Otjikoto Project to enter into production. In addition, there have in the past been challenges to permits that were temporarily successful and delays in the renewal of certain permits. There is no assurance that delays will not occur in connection with obtaining necessary renewals of authorizations for the existing operations, additional licenses, permits and approvals for Otjikoto and future operations, or additional licenses, permits and approvals associated with new legislation. Before any development on any of our properties, we must receive licenses, permits and approvals from appropriate governmental authorities. We may not be able to receive or continue to hold all authorizations necessary to develop or continue operating at any particular property. An inability to obtain or conduct our mining operations pursuant to applicable authorizations would materially reduce our production and cash flow and could undermine our profitability.

We are subject to risks relating to environmental regulations and our properties may be subject to environmental hazards, which may have a material adverse effect on our business, operations and financial condition.

Our operations are subject to local laws and regulations regarding environmental matters, including, without limitation, the use or abstraction of water, land use and reclamation, air quality and the discharge of mining wastes and materials. Any changes in these laws could affect our operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. We cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on our business or financial condition.

We may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. We may also acquire properties with known or undiscovered environmental risks. Any indemnification from the entity from whom we have acquired such properties may not be adequate to pay all the fines, penalties and costs (such as clean-up and restoration costs) incurred related to such properties.

Production at our mines involves the use of various chemicals, including certain chemicals that are designated as hazardous substances, including sodium cyanide, as discussed below. Some of our properties also have been used for mining and related operations for many years before we acquired them and were acquired as is or with assumed environmental liabilities from previous owners or operators. We have been required to address contamination at our properties in the past and may need to continue to do so in the future, either for existing environmental conditions or for leaks or discharges that may arise from our ongoing operations or other contingencies. Contamination from hazardous substances, either at our own properties or other locations for which we may be responsible, may subject us to liability for the investigation or remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources. The occurrence of any of these adverse events could have a material adverse effect on our future growth, results of operations and financial position.

Production at certain of our mines involves the use of sodium cyanide, which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, we may become subject to liability for clean-up work that may not be insured. While appropriate steps will be taken to prevent discharge of pollutants into the ground water and the environment, we may become subject to liability for hazards that we may not be insured against and such liability could be material.

While we believe we do not currently have any material unsatisfied environmental obligations, exploration activities may give rise in the future to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation. Additionally, we do not maintain insurance against environmental risks. As a result, any claims against us may result in liabilities that we will not be able to afford, resulting in the failure of our business.

In some jurisdictions, forms of financial assurance are required as security for reclamation activities. The cost of our reclamation activities may materially exceed our provisions for them, or regulatory developments or changes in the assessment of conditions at closed operations may cause these costs to vary substantially, positively or negatively, from prior estimates of reclamation liabilities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Our operations are associated with the emission of ‘greenhouse gases’. Ongoing international negotiations which aim to limit greenhouse gas emissions may result in the introduction of new regulations, and may have an adverse impact on our operations.

Our operations are subject to other stringent laws and regulations, which could significantly limit our ability to conduct our business.

In addition to environmental laws and permitting requirements, our activities are subject to stringent laws and regulations governing, among other things:

  prospecting, development and production;

  imports and exports;

  taxes;

  labor standards; occupational health and mine safety;

  mineral tenure, land title and land use;

  protection of endangered and protected species;

  social legislation; and

  other matters.

Compliance with these laws may require significant expenditures. If we are unable to comply fully, we may be subject to enforcement actions or other liabilities, or our image may be harmed, all of which could materially affect our operating costs, delay or curtail our operations or cause us to be unable to obtain or maintain required permits. There can be no assurance that we have been or will be at all times in compliance with all applicable laws regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect our business, operations or results.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment we operate in or otherwise, could have a material and adverse effect on our future cash flow, results of operations and financial condition.

We are subject to a variety of risks associated with joint ventures, which could result in a material adverse effect on our future growth, results of operations and financial position.

A number of the properties in which we have an interest are the subject of joint venture arrangements with other mining companies and will be subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse effect on the viability of our interests held through joint ventures, which could have a material adverse effect on our future growth, results of operations and financial conditions:

  inability to exert influence over certain strategic decisions made in respect of joint venture properties;

  a joint venture participant having economic or business interests or goals that are, or become, inconsistent with our business interests or goals;

  bankruptcy of the joint venture participant;

  disagreement with joint venture participants on how to develop and operate mines efficiently;

  inability of participants to meet their obligations to the joint venture or third parties; and

  litigation between participants regarding joint venture matters.

Under the Gramalote joint venture with AngloGold, in order to proceed with a development proposal, the management committee must consider a proposal for mining and production of minerals from the Gramalote property area based on a feasibility study. Proceeding with such a proposal requires unanimous approval of the management committee. In the event that unanimous approval is not obtained, a party to the joint venture may elect to proceed on its own with a development proposal if that party voted in favour of proceeding. The other party would have a further opportunity to elect to participate and proceed, but if it elects not to participate, the joint venture party wishing to proceed may do so on its own. In such case, the portion of the property that is the subject of the proposal is to be “excised” and the developing party will be required to purchase it at either an agreed value or a value determined by an independent third party and the selling party would have no further interest in such portion of the property that is the subject of the development proposal.

We need to continually obtain additional mineral reserves for production of gold and other metals.

Because mines have limited lives based on proven and probable mineral reserves, we must continually replace and expand our mineral reserves and any necessary associated surface rights as our mines produce gold. The life-of-mine estimates included in this offering memorandum for each of our operating mines are based on our best estimate given the information available to us. These estimates may not be correct.

Our ability to maintain or increase annual production of gold and other metals will depend significantly on:

  our mining operations at La Libertad Mine, Limon Mine and Masbate Mine;

  our development of the Otjikoto Project and the Gramalote Project;

  our ability to expand mineral reserves and mineral resources at existing mines; and

  our ability to find and/or acquire new mineral reserves and resources and bring new mines into production.

We may be unable to identify appropriate acquisition targets or complete desirable acquisitions, and we may be unsuccessful in integrating businesses and assets that we have acquired or may acquire in the future.

As part of our business strategy, we have sought and will continue to seek new operating and development opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into B2Gold. We cannot assure you that we can complete any acquisition or business arrangement that we pursue, or are pursuing, on favorable terms, if at all, or that any acquisitions or business arrangements completed will ultimately benefit our business. Further, acquisitions require a significant amount of time and attention of our management, as well as resources that otherwise could be spent on the operation and development of our existing business.

Acquisitions are accompanied by risks, such as a significant decline in the relevant metal price after we commit to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of our ongoing business; the inability of management to realize anticipated synergies and maximize our financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. There can be no assurance that acquired businesses or assets will be profitable, that we will be able to integrate the acquired businesses or assets successfully or that we will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on our business, expansion, results of operations and financial condition.

Fluctuations in foreign currency exchange rates could materially affect our business, financial condition, results of operations and liquidity.

Our assets and operations are located in Canada, Nicaragua, the Philippines, Namibia, Colombia and Uruguay. As a result, we have foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk we face can be categorized as follows:

  Transaction exposure: our operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect our profitability as exchange rates fluctuate;

  Exposure to currency risk: we are exposed to currency risk through a portion of the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, trade and other receivables, trade and other payables, reclamation and closure costs obligations, warrants and gross balance exposure; and

  Translation exposure: our functional and reporting currency is U.S. dollars. Our other operations may have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss. Therefore, as the exchange rates between the Canadian dollar, Nicaraguan córdoba, Philippine peso, Colombian peso, and Namibian dollar fluctuate against the United States dollar, we will experience foreign exchange gains and losses, which can have a significant impact on our consolidated operating results. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%.

Starting in the second quarter of 2012, we entered into foreign currency contracts to manage our foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of our Otjikoto Project. As the Namibian dollar is pegged to the South African rand, we entered into foreign currency contracts between the South African rand and the United States dollar due to the rand’s greater liquidity. While these contracts are designed to reduce our foreign currency exposure, they may result in our losing the benefit of favorable changes in foreign currency exchange rates or, if we incorrectly gauge the timing of forecasted expenditures in Namibian dollars, we may have foreign currency exposure under the contracts.

As a result, fluctuations in currency exchange rates could significantly affect our business, financial condition, results of operations and liquidity.

We may not be able to obtain additional financing on acceptable terms, or at all.

Future exploration, development, mining, and processing of minerals from our properties could require substantial additional financing. No assurances can be given that we will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. To meet such funding requirements, we may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may involve certain restrictions on operating activities or other financings. There is no assurance that such equity or debt financing will be available to us or that they would be obtained on terms favourable to us, if at all, which may adversely affect our business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of our properties, or even a loss of property interests.

Because our property interests and exploration activities in Colombia are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

The status of Colombia as a developing country may make it difficult for us to obtain any required financing for our projects. Notwithstanding the progress achieved in restructuring Colombian political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Colombian economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Colombia fails to continue its growth or suffers a recession, our exploration efforts may be affected.

Further, Colombia has in the past experienced a difficult security environment as well as political instability. In particular, various illegal groups that may be active in and around regions in which we are present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on our operations in such regions. In the event that continued operations in these regions compromise our security or business principles, we may withdraw from these regions on a temporary or permanent basis, which in turn, could have an adverse impact on our results of operations and financial condition. No assurances can be given that our plans and operations will not be adversely affected by future developments in Colombia. Any changes in regulations or shifts in political attitudes are beyond our control and may adversely affect our business.

Because our property interests and exploration activities in Namibia are subject to political, economic and other uncertainties, situations may arise that could have a material adverse effect on our business.

The Namibian economy is highly dependent on the mining sector, which, in 2011, was estimated at approximately 11% of gross domestic product (“GDP”). This makes the Namibian economy vulnerable to adverse commodity price fluctuations, which could have a material adverse effect on our business.

Namibia is also highly dependent on foreign imports, particularly in relation to food and fuel. In addition, Namibia is a member of the Southern African Customs Union (“SACU”), which provides for a common external tariff and guarantees free movement of goods between its member states. A high proportion of Namibia’s trade is conducted with SACU members, and, in 2011, SACU revenue accounted for approximately 25% of Namibia’s total Government revenue. Accordingly, the Namibian Government is highly dependent on SACU revenue, but Namibia’s share of the SACU revenue is expected to gradually decline in the foreseeable future, as a result of which the Namibian government may be compelled to introduce additional taxes or increase current tax rates, which could have a material adverse effect on our business.

Failure to comply with Philippines regulations could have a material adverse effect on our business, operations and financial condition.

The Constitution of the Philippines provides that all natural resources are owned by the State which may enter into a coproduction, joint venture or production sharing agreement with citizens of the Philippines or corporations or associations whose capital is at least 60% owned by Philippine citizens. Commonwealth Act No. 108, as amended (the “Anti-Dummy Act”), provides penalties for, among others: (a) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (b) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalizes the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalized business or enterprises, whether as officers, employees or laborers, with or without remuneration, except that aliens may take part in technical aspects only, provided (a) no Filipino can do such technical work, and (b) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or the governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. Although we believe our structure complies with all Philippine regulations, there is a risk that, given the limited precedents to date in the country, it could be changed or challenged. Our failure to comply with Philippines regulations could have a material adverse effect on our business, operations and financial condition.

Our operations would be adversely affected if we fail to maintain satisfactory labor relations or attract and retain skilled personnel.

Production at our mining operations is dependent upon the efforts of our employees and B2Gold’s relations with its unionized and non-unionized employees. Some of our employees are represented by labor unions under various collective labor agreements. The collective bargaining agreement covering the workers at the Limon Mine and La Libertad Mine will be up for renewal starting in the late third or early fourth quarter of 2013. We may not be able to satisfactorily renegotiate our collective labor agreements when they expire and may face tougher negotiations or higher wage demands than would be the case for non-unionized labor. In addition, existing labor agreements may not prevent a strike or work stoppage at our facilities in the future. In addition, relations between us and our employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in those jurisdictions in which we carry on business. Changes in such legislation or in the relationship between us and our employees may have a material adverse effect on our business, financial condition and results of operations.

The Limon Mine has experienced labor issues in the past, including work stoppages or suspension of operations due to legal or illegal strikes or illegal road blockades. Time may be lost to strikes (legal and illegal). In addition, our operations at La Libertad Mine have been disrupted by work stoppages due to illegal road blockades. We are continuing to seek a permanent solution to these disruptions; however, there can be no assurance that a permanent solution will be found and that we will not have to suspend operations again. Suspension of our operations at the Limon Mine, La Libertad Mine or any of our other mines or properties could have a material adverse effect on our business, financial condition and results of operations.

In Namibia, due to high levels of unemployment, and restrictive immigration policies applied by the Namibian Ministry of Home Affairs, it may be difficult for us to obtain employment permits for skilled personnel that may be required in exploration or mining operations. In addition, Namibia suffers from high levels of poverty. Although Namibia spends a significant proportion (the highest single budget amount) on education, education initiatives and programmes may take time to take effect. Currently, a significant proportion of the Namibian work-force can be classified as unskilled or semi-skilled laborers, as a result of which it may be difficult for employers to find skilled personnel for specialized tasks. Shortages of suitably qualified personnel in Namibia could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks related to community relations and community action.

As a mining business, we may come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations and financial condition.

Further, certain NGOs, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or our operations specifically, could have an adverse effect on our reputation and financial condition and may impact our relationship with the communities in which we operate. They may install road blockades, apply for injunctions for work stoppage and file lawsuits for damages. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material, adverse effect on our operations. They may also file complaints with regulators in respect of B2Gold’s, and our directors’ and insiders’, regulatory filings, either in respect of B2Gold or other companies. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in B2Gold or such directors or insiders and may adversely affect the price of our securities or our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations.

We seek to operate in a socially responsible manner. However, there can be no guarantee that our efforts in this respect will address these risks.

We rely on outside contractors to conduct certain mining and exploration activities, which could result in a material adverse effect on our business, results of operations and financial condition.

Certain of our mining and exploration activities, particularly those in the Philippines, are conducted by outside contractors. As a result, our operations at these sites will be subject to a number of risks, some of which will be outside of our control, including:

  negotiating agreements with contractors on acceptable terms;

  the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

  reduced control over such aspects of operations that are the responsibility of the contractor;

  failure of a contractor to perform under its agreement with us;

  interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;

  failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and

  problems of a contractor with managing its workforce, labor unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations and financial condition.

Our inability to overcome problems related to weather and climate in the remote areas in which we operate could have a material adverse effect on our business, results of operations and financial condition.

Certain of our operations are located in remote areas and are affected by adverse climate issues, resulting in technical challenges for conducting both geological exploration and mining operations. Although we benefit from modern mining technology, we may sometimes be unable to overcome problems related to weather and climate either expeditiously or at a commercially reasonable cost, which could have a material adverse effect on our business, results of operations and financial condition.

We may encounter conflicts with small scale miners in certain countries which could have a material adverse effect on our operations.

Small scale miners have been operating in Aroroy, Masbate Province since 1979 without the benefit of a valid mining or processing permits issued by the government. Some of these mining and processing operations are within the property of FRC, and there has been evidence of contamination from tailing and effluent discharges within the Masbate property boundary. Although FRC is not legally liable for their contamination, CGA has attempted to limit the activities of these miners and inform the public about the risk of contamination. In line with attempts to limit and control their activities, CGA, in coordination with the local and national governments, began a process to enter into agreements with small scale miners. The agreements will require the formation of local cooperatives to legally apply for mining and processing permits and work on some areas of our mineral tenements that are not suitable for large scale mining and limited to a definite period of time. There is also a natural conflict in objectives between small scale miners and B2Gold and FRC, as the small scale miners have no legal rights to mine and are keen to access as much ore as possible. In contrast, B2Gold and FRC have a stated position of allowing some level of activity; however, B2Gold and FRC require it to be contained to nominated areas only and subject to the law governing small scale mining in the country. Accordingly, there are risks that conflict can arise that could materially adversely affect the operations of B2Gold and/or FRC.

In Nicaragua, there is a long history of small scale miner activity throughout the country. Nicaraguan law provides that 1% of a concession be available for artisanal (non-mechanized) activity. At La Libertad, we have executed several agreements with local cooperatives, and process a portion of their output from areas that are mutually agreed upon. There is also independent artisanal mining being carried out. Small scale miner issues are managed by a specific specialized group at La Libertad Mine, and the focus has been to ensure that B2Gold and artisanal miners coexist within the concession. At Limon Mine, there has been no artisanal activity in the active mining area; however, in outlying non-producing concessions, there are some areas of extensive small scale miner workings. The number of artisanal miners has increased as the price of gold has increased. There is a risk of conflict with the small scale miners which could materially adversely affect our operations. Further development of our mining activities may require the relocation and physical resettlement of artisanal miners and development plans may be impacted as a result. Any delays as a result of potential relocation or resettlement could negatively impact the Company and may result in additional expenses or prevent further development.

Small scale artisanal miners may use sodium cyanide or mercury which is a toxic material. Should an artisanal miner’s sodium cyanide or mercury leak or otherwise be discharged into our mineral properties, we may become subject to liability for clean-up work that may not be insured. Related clean-up work may have a material adverse effect on our operations.

Mineral rights or surface rights to our properties could be challenged, and, if successful, such challenges could have a material adverse effect on our production and results of operations.

Our ability to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. The section of this offering memorandum under the heading “Business” identifies our obligations with respect to acquiring and maintaining title to our interest in certain properties. The acquisition of title to mineral properties is a very detailed and time-consuming process. No guarantee can be given that we will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to us or, if they are granted, that we will be in a position to comply with all conditions that are imposed. A number of our interests are the subject of pending applications to register assignments, extend the term, and increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

The interests in our properties may not be free from defects or the material contracts between us and the entities owned or controlled by a foreign government may be unilaterally altered or revoked. There can be no assurances that our rights and title interests will not be revoked or significantly altered to our detriment. There can be no assurances that our rights and title interests will not be challenged or impugned by third parties. Our interests in properties may be subject to prior unregistered liens, agreements, claims or transfers and title may be affected by, among other things, undetected defects or governmental actions.

Certain of our property interests are also the subject of joint ventures that give us the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, we may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If we fail to make the expenditures or fail to maintain the properties in good standing, we may lose our right to such properties and forfeit any funds expended to such time.

We depend on key personnel and our inability to attract and retain such persons in the future could have an adverse effect on our operations.

Our success will be largely dependent upon the performance of our key officers, employees and consultants. Locating and developing mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration, development and production personnel involved. Our success is largely dependent on the performance of our key personnel. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon our success. We have not purchased any “key-man” insurance with respect to any of our directors, officers or key employees and have no current plans to do so.

Our directors and officers may have interests that conflict with our interests.

Certain of our directors and officers are or may become associated with other mining and mineral exploration industry companies which may give rise to conflicts of interest. In accordance with the Business Corporation Act (British Columbia) (the “BCBCA”), directors who have a material interest in any person who is a party to a material contract or a proposed material contract with us are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and officers are required to act honestly and in good faith with a view to the best interests of B2Gold. However, circumstances (including with respect to future corporate opportunities) may arise which are resolved in a manner that is unfavorable to us.

Our insurance does not cover all potential losses, liabilities and damage related to our business and certain risks are uninsured or uninsurable.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance will not cover all the potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all risks and we may decide not to insure against certain risks because of high premiums or other reasons.

Moreover, insurance against risks such as loss of title to mineral property, environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We may be unable to compete successfully with other mining companies.

The mining industry is intensely competitive in all of its phases, and we compete with many companies possessing greater financial resources and technical facilities than us with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out our mineral production and exploration activities. Competition in the mining industry could adversely affect our prospects for mineral exploration and development in the future, which could have a material adverse effect on our revenues, operations and financial condition.

We are subject to litigation risks which could have a material adverse effect on our business, results of operations and financial position.

All industries, including the mining industry, are subject to legal claims, with and without merit. In addition to the proceedings in Ghana (see “Business—Legal proceedings”), we are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. In addition, companies like ours that have experienced volatility in their share price have been subjected to class action securities litigation by shareholders. Defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and the resolution of any particular legal proceeding to which we may become subject could have a material adverse effect on our business, results of operations and financial position.

Current global financial conditions have been subject to continued volatility.

Current global financial conditions have been subject to continued volatility. Government debt and the risk of sovereign defaults in many countries have been causing significant uncertainties in the markets. High levels of volatility and market turmoil could adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on our business.

We are subject to taxation in several different jurisdictions, and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on our profitability.

We have operations and conduct business in a number of different jurisdictions and we are subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by us, which could adversely affect our profitability. Taxes may also adversely affect our ability to repatriate earnings and otherwise deploy our assets.

We may fail to achieve and maintain the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act.

In the second quarter of 2013, B2Gold’s common shares became registered under the Exchange Act and listed on the NYSE MKT and, accordingly, B2Gold became subject to the reporting and other requirements of the U.S. federal securities laws that apply to foreign private issuers, including the requirement to maintain effective internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires management to do an annual assessment of our internal controls over financial reporting, and for our external auditors to conduct an independent assessment of their effectiveness. As a new reporting company, we will not be required to conduct such annual assessment until fiscal 2013 is completed, and we will be exempted from the auditor attestation requirement in respect of that first annual assessment.

Our internal controls over financial reporting may not be adequate, or we may not be able to maintain them as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.

If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price of our common shares or the market value of our other securities.

If we do not implement new or improved controls, or experience difficulties in implementing them, it could harm our operating results or we may not be able to meet our reporting obligations. We may not be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. We also may not be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.

Our recent acquisitions and any other acquisition we make in the future can pose challenges in implementing the required processes, procedures and controls in the new operations. Any companies we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.

If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. Continually enhancing our internal controls is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ensuring ongoing compliance, and incurring the necessary costs associated with this, we are not certain that we will be successful in complying with section 404 of SOX.

We follow corporate governance requirements of Canadian corporate and securities laws.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the Toronto Stock Exchange (“TSX”), and with corporate governance standards that apply to us as a foreign issuer listed on the NYSE MKT and registered with the SEC in the United States.

Although we substantially comply with NYSE MKT’s corporate governance guidelines, we are exempt from certain NYSE MKT requirements because we comply with Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE MKT and other regulators.

Aboriginal title claims and rights to consultation and accommodation may affect our existing operations and development projects.

Governments in many jurisdictions must consult with Aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of Aboriginal people may require accommodations, including undertakings regarding employment, royalty payments and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles, permits or licenses in these jurisdictions and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen Aboriginal title claims also could affect existing operations as well as development projects. These legal requirements may also affect our ability to expand or transfer existing operations or to develop new projects. See “—We require licenses, permits and approvals from various governmental authorities to conduct our operations, any loss of which could have a material adverse effect on our business.”

We are subject to various anti-corruption laws and regulations and our failure to comply with such laws and regulations may have a material adverse impact on our business, financial condition and results of operations.

We are subject to various U.S., Canadian and foreign anti-corruption laws and regulations such as the Canadian Corruption of Foreign Public Officials Act. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. According to Transparency International, Nicaragua, the Philippines, Namibia and Columbia are perceived as having fairly high levels of corruption relative to Canada. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted. Failure to comply with the applicable legislation and other similar foreign laws could expose us and our senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect our business, financial condition and results of operations. Likewise, any investigation of any alleged violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on our business, financial condition and results of operations.

Risks related to the notes and our common shares

We may incur substantially more debt or take other actions which may affect our ability to satisfy our obligations under the notes.

We will not be restricted under the terms of the notes or the indenture from incurring additional indebtedness, including senior indebtedness and secured debt. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes or the indenture could have the effect of diminishing our ability to make payments on the notes when due, and require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of cash flow to fund our operations, working capital and capital expenditures. In addition, such actions could limit our flexibility to adjust to changing market conditions and our ability to withstand competitive pressures and increase our vulnerability to a downturn in general economic conditions related to our business or the mining industry. We are not restricted from repurchasing common shares by the terms of the notes or the indenture.

The notes are unsecured and senior subordinated. The notes are subordinated to all of our existing senior debt and any of our future senior debt. The notes are effectively subordinated to all of our existing and future secured indebtedness and structurally subordinated to all liabilities of our subsidiaries, including trade payables.

The notes are our general unsecured senior subordinated obligations. The notes are subordinated to all of our existing senior debt and any of our future senior debt, including borrowings under the Senior Credit Facility. The notes will be subordinated in right to payment to our existing and future senior indebtedness, including our indebtedness under our Senior Credit Facility. See “Description of notes—Subordination.” The notes are unsecured and effectively junior in right of payment to all of our existing and future secured indebtedness, including borrowings under the Senior Credit Facility, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. We may incur such indebtedness under, among other things, credit facilities entered into for purposes of financing the construction and development of our mining projects, and may secure such indebtedness with substantially all of our assets related to those mining projects. The notes would be effectively subordinated to any such indebtedness and other secured debt to the extent of the collateral securing the indebtedness. In the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, we may not have sufficient assets to pay amounts due on any or all of the notes then outstanding. See “Description of notes—Ranking.”

As of June 30, 2013, our total consolidated indebtedness (including accounts payable and accrued liabilities, current income taxes, employee benefits obligation, and debt but excluding deferred income taxes, mine restoration provisions, deferred revenue, and unrealized fair value of derivative instruments) and available credit was approximately $231.2 million, which includes $46.4 million of existing secured indebtedness (net of unamortized transaction fees of $3.6 million) and an undrawn balance of $100 million under the Senior Credit Facility, all of which will be contractually or structurally senior to the notes. After giving effect to the issuance of the notes (assuming no exercise of the initial purchasers’ over-allotment option), as of June 30, 2013, our total consolidated indebtedness would have been approximately $348.7 million (calculated with respect to the notes offered hereby on the basis of the face amount of the notes offered hereby).

In addition, a significant amount of our operations are conducted through our subsidiaries. We expect that all or a substantial portion of the indebtedness we may incur to finance the development of our mining properties will be incurred or guaranteed by our subsidiaries. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes, and, as a result, the notes will be structurally subordinated to all liabilities and other obligations of our subsidiaries. Accordingly, our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes.

You may not receive full payment on the notes if our assets are insufficient to pay debt that is senior to the notes.

If we are declared bankrupt, become insolvent or are liquidated or reorganized, then any debt that ranks ahead of the notes will be entitled to be paid in full before any payment may be made with respect to the notes. The notes will be general unsecured senior subordinated obligations. However, our senior debt, including any indebtedness under our Senior Credit Facility agreement and other senior debt we may incur in the future, will be entitled to payment before the notes.

The notes will also be effectively junior to any secured debt that we or our subsidiaries may have now or may incur in the future to the extent of the value of the assets securing that debt. Therefore you may not receive all (and may not receive any) payment on the notes in some circumstances, while holders of senior debt may receive all or a portion of the amounts due them. Our existing Senior Credit Facility is secured by our material assets. The subordination provisions of the indenture will also provide that we can make no payment to you during the continuance of payment defaults on our designated senior debt, and payments to you may be suspended for a period of up to 179 days if a nonpayment default exists under our designated senior debt.

None of our subsidiaries will guarantee our obligations under, or have any obligation to pay any amounts due on, the notes. As a result, the notes will be structurally subordinated to the liabilities of our subsidiaries. Our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries upon their liquidation or recapitalization will generally be subject to the prior claims of those subsidiaries’ creditors.

As of June 30, 2013, we and our subsidiaries had total consolidated indebtedness (including accounts payable and accrued liabilities, current income taxes, employee benefits obligation, and debt but excluding deferred income taxes, mine restoration provisions, deferred revenue, and unrealized fair value of derivative instruments) of $131.2 million, all of which will be contractually or structurally senior to the notes. After giving effect to the issuance of the notes, our total consolidated indebtedness would have been $348.7 million (calculated, with respect to the notes offered hereby, on the basis of the face amount of the notes offered hereby).

Our ability to generate the cash needed to pay interest and other amounts due on the notes and service any other debt depends on many factors, some of which are beyond our control.

In order to fund our debt service obligations and to pay amounts due on the notes, we will require significant amounts of cash. Unless we generate and repatriate sufficient operating cash flows from La Libertad Mine, Limon Mine and Masbate Mine, or we acquire or develop other operating properties, cash to meet these obligations will be sourced from cash on hand or the issuance of additional equity or debt securities. Our ability to generate cash from operations at La Libertad Mine, Limon Mine and Masbate Mine to meet scheduled payments, to satisfy other amounts due on the notes or to refinance our debt will depend on our financial and operating performance, which, in turn, is subject to the business risks described in this offering memorandum, including the risks of operating mining properties in foreign jurisdictions, commodity price fluctuations and prevailing economic conditions. Some of these risks are beyond our control. If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or restructure our debt.

Our common shares are publicly traded and are subject to various factors that have historically made our common share price volatile, which may make it difficult for holders to resell the notes or the shares issuable on conversion of the notes when desired or at attractive prices.

The market price of our common shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. Since January 1, 2011, the trading price of our common shares on the TSX has ranged from a low of C$1.87 per share to a high of C$4.55 per share. Since our common shares became listed for trading on the NYSE MKT on June 6, 2013 the trading price of our common shares on the NYSE MKT has ranged from a low of $1.78 per share to a high of $3.57 per share. The market price of our common shares may increase or decrease in response to a number of events and factors, including: our operating performance and the performance of competitors and other similar companies; volatility in metal prices; the public’s reaction to our press releases on developments at La Libertad Mine, Limon Mine, Masbate Mine, the Otjikoto Project, the Gramalote Project and our other properties, material change reports, other public announcements and our filings with the various securities regulatory authorities; changes in earnings estimates or recommendations by research analysts who track our common shares or the shares of other companies in the resource sector; changes in general economic and/or political conditions; the number of common shares to be publicly traded after an offering of our common shares; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving us or our competitors; and the factors listed under the heading “Cautionary Statement regarding forward-looking information.”

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of our common shares, regardless of our operating performance. The variables which are not directly related to our success and are, therefore, not within our control, include other developments that affect the market for mining company shares, the breadth of the public market for our common shares and the attractiveness of alternative investments. The effect of these and other factors on the market price of our common shares on the exchanges on which they trade has historically made our common share price volatile and suggests that our common share price will continue to be volatile in the future.

Because the notes are convertible into common shares, volatility or depressed prices of our common shares could have a similar effect on the trading price of the notes. Holders who receive common shares on conversion of the notes will also be subject to the risk of volatility and depressed prices of our common shares.

The existence of the notes may also encourage short selling in our common shares by market participants. This trading activity could affect the trading prices of the notes.

The conversion rate of the notes may not be adjusted for all dilutive events that may occur.

As described under “Description of Notes—Conversion rights—Conversion rate adjustments”, we will adjust the conversion rate of the notes for certain events, including, among others:

  the issuance of share dividends or distributions on our common shares;

  the issuance of certain rights, options or warrants;

  certain subdivisions and combinations of our share capital;

  certain distributions of share capital, indebtedness or other assets, securities or property (including cash); and

  certain tender or exchange offers for our common shares.

We will not adjust the conversion rate for other events, such as an issuance of common shares for cash or in connection with an acquisition or third-party tender offers, that may adversely affect the trading price of the notes or our common shares. In the event of any of these types of transactions, the value of the common shares into which your notes may be convertible may be diluted. An event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, may occur.

The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change or notice of redemption may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a make-whole fundamental change occurs prior to maturity or we give notice of redemption to the holders under certain circumstances, we will increase the conversion rate by an additional number of our common shares for notes converted in connection with such make-whole fundamental change or notice of redemption. The increase in the conversion rate will be determined based on the date on which the specified corporate transaction becomes effective or the date upon which we give a notice of redemption and the price paid (or deemed paid) per share of our common shares in such transaction, as described below under “Description of notes—Conversion rights—Increase in conversion rate upon conversion upon a make-whole fundamental change or notice of redemption.” The increase in the conversion rate for notes converted in connection with a make-whole fundamental change or notice of redemption may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common shares in the transaction is greater than $30.00 per share or less than $2.86 per share (in each case, subject to adjustment), no adjustment will be made to the conversion rate. Moreover, in no event will the total number of our common shares issuable on conversion as a result of this adjustment exceed 349.6503 shares per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments.”

Our obligation to increase the conversion rate upon the occurrence of a make-whole fundamental change or notice of redemption could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to purchase the notes.

Upon the occurrence of a fundamental change, you have the right to require us to purchase your notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of other transactions that could adversely affect the notes. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to purchase the notes. In the event of any such transaction, the holders would not have the right to require us to purchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes. In addition, not all transactions that require us to offer to repay amounts outstanding under our Senior Credit Facility will require us to offer to purchase the notes offered hereby.

We may not have the ability to raise the funds necessary to settle conversion of the notes or to purchase the notes upon a fundamental change, and our Senior Credit Facility contains, and future debt may contain, limitations on our ability to pay cash upon conversion or repurchase of the notes.

The indenture governing the notes offered hereby will require us to offer to repurchase the notes upon the occurrence of a fundamental change, as long as the repurchase is not prohibited under the Senior Credit Facility, at 100% of their principal amount plus accrued and unpaid interest, as described under “Description of notes—Offer to purchase upon a fundamental change.” In addition, upon conversion of the notes, unless we elect to deliver solely our common shares to settle such conversion (other than cash in lieu of any fractional share), we will be required to make cash payments in respect of the notes being converted as described under “Description of notes—Conversion rights—Settlement upon conversion.” However, we may not have enough available cash or be able to obtain financing at the time we are required to make purchases of tendered notes or pay or pay and deliver our conversion obligation with respect to notes being converted. Furthermore, until our borrowings under the Senior Credit Facility are repaid in full and the agreement governing the Senior Credit Facility is terminated or until the Senior Credit Facility has been amended to permit cash settlement or combination settlement, we are required to settle any conversions through physical settlement. In addition, our ability to purchase the notes may be limited by law, by regulatory authority or by the agreements governing our future indebtedness. Our failure to purchase tendered notes at a time when the purchase is required by the indenture or to pay any cash payable upon future conversions of the notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default or require a prepayment under, or result in the acceleration of the maturity or purchase of, our existing or future indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the notes.

If certain conditions are not satisfied, we will not be required to repurchase the notes upon a fundamental change.

As a condition to paying the fundamental change repurchase price upon the occurrence of a fundamental change, (1) the required lenders under the Senior Credit Facility shall have consented to such payment being made and waived any event of default thereunder caused by the applicable fundamental change, (2) we shall have repaid all outstanding indebtedness under, and terminated, the Senior Credit Facility, or (3) we shall have offered to repay all such indebtedness and made payment to the holders of the Senior Credit Facility that accepted such offer and obtained (x) consent for the payment of the fundamental change repurchase price and (y) a waiver of any event of default arising under the Senior Credit Facility caused by the applicable fundamental change, in each case, from the required percentage of the remaining lenders. Although we will agree in the indenture to obtain the required consents and waivers from the lenders under the Senior Credit Facility or make any repayments of indebtedness thereunder as necessary to ensure that such condition has been satisfied prior to the fundamental change repurchase date, there is no assurance that we will be able to do so. Our failure to obtain such consents and waivers or to repay such indebtedness would be an event of default under the indenture, which would entitle the trustee or the holders of 25% of the notes to accelerate the maturity of the notes. An event of default under the indenture as a result of our failure to comply with such agreement would result in a cross-default under the Senior Credit Facility and will likely result in a cross-default under any future credit facilities of ours.

We have made only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment.

The indenture for the notes does not:

  require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

  limit our subsidiaries’ ability to incur indebtedness or issue preferred equity which would effectively be contractually or structurally senior to the notes;

  limit our ability to incur secured indebtedness or indebtedness which would effectively rank senior to the notes to the extent of the value of the assets securing such indebtedness;

  limit our ability to incur indebtedness that is equal in right of payment to the notes;

  restrict our ability to repurchase our securities;

  restrict our ability to pledge our assets or those of our subsidiaries; or

  restrict our ability to make investments or to pay dividends or make other payments in respect of our common shares or other securities ranking junior to the notes.

Furthermore, the indenture for the notes contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common shares but would not constitute a “fundamental change” that requires us to offer to purchase all of the outstanding notes. For these reasons, you should not consider the covenants in the indenture or the purchase feature of the notes as a significant factor in evaluating whether to invest in the notes.

The conditional conversion feature of the notes, if triggered, may adversely affect our financial condition.

In the event a conversion contingency is triggered, holders of the notes will be entitled to convert the notes at any time during specified periods at their option. See “Description of notes—Conversion rights.” If one or more holders elects to convert their notes, unless we have elect to satisfy our conversion obligation by delivering solely our common shares (other than cash in lieu of any fractional shares), we would be required to settle a portion of or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their notes, if the method of settlement effective during the period reflected in the financial statements is cash settlement or combination settlement, we would be required under applicable accounting rules to reclassify all of the outstanding principal of the notes as a current rather than long-term liability in such financial statements, which would result in a material reduction of our net working capital.

The conditional conversion feature of the notes could result in your receiving less than the value of our common shares into which the notes would otherwise be convertible.

Prior to the close of business on the business day immediately preceding July 1, 2018, you may convert your notes only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash, common shares or a combination of cash and common shares, as applicable, into which the notes would otherwise be convertible. Therefore, you may not be able to realize the appreciation, if any, in the value of our common shares after the issuance of the notes in the offering and prior to such date. In addition, the inability to freely convert may also adversely affect the trading price of the notes and your ability to sell the notes.

Upon conversion of the notes, you may receive less valuable consideration than expected because the value of our common shares may decline after you exercise your conversion right but before we settle our conversion obligation.

Under the notes, a converting holder will be exposed to fluctuations in the value of our common shares during the period from the date such holder surrenders notes for conversion until the date we settle our conversion obligation.

Upon conversion of the notes, we have the option to pay or deliver, as the case may be, cash, common shares, or a combination of cash and common shares to satisfy our conversion obligation. If we elect to satisfy our conversion obligation in cash or a combination of cash and common shares, the amount of consideration that you will receive upon conversion of your notes will be determined by reference to the volume weighted average prices of our common shares for each of the 20 trading days during the observation period. We will deliver the consideration due in respect of conversion on the third business day immediately following the relevant conversion date if we elect to deliver solely common shares or the third business day immediately following the last trading day of the applicable observation period if we elect to pay solely cash or pay and deliver a combination of cash and our common shares. Accordingly, if the price of our common shares decreases during this period, the amount and/or value of the consideration you receive will be adversely affected. See “Description of notes—Conversion rights—Settlement upon conversion.”

In certain circumstances, holders may receive “prescribed securities” instead of the conversion consideration that they would otherwise receive.

As described under “Description of notes—Conversion rights—Conversion upon specified corporate events,” under certain circumstances, if holders of notes would otherwise be entitled to receive, upon conversion of the notes, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied for the 2007 taxation year (referred to herein as “ineligible consideration”), such holders shall not be entitled to receive such ineligible consideration but we or a successor or acquirer, as the case may be, shall have the right (at the sole option of us or the successor or acquirer, as the case may be) to deliver either such ineligible consideration or “prescribed securities,” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act as it applied for the 2007 taxation year, with a market value equal to the market value of such ineligible consideration. In general, prescribed securities would include our common shares and other shares which are not redeemable by the holder within five years of the date of issuance of the notes. Because of this, certain transactions may result in the notes being convertible into prescribed securities that are highly illiquid. This could have a material adverse effect on the value of the notes.

The accounting method for convertible debt securities that may be settled in cash, such as the notes, could have a material effect on our reported financial results.

Under IAS 32 Financial Instruments: presentation, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect of IAS 32 Financial Instruments: presentation on the accounting for the notes is that the equity component is required to be included as a component of shareholders’ equity on our consolidated balance sheet, and the value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the notes. As a result, we will be required to record a greater amount of non-cash finance costs as a result of the amortization of the discounted carrying value of the notes to their face amount over the term of the notes. We will report lower net income or increased net loss in our financial results because IAS 32 Financial Instruments: presentation will require finance costs to include both the current period’s amortization of the debt discount and the instrument’s coupon interest, which could adversely affect our reported or future financial results, the trading price of our common shares and the trading price of the notes.

If an active and liquid trading market for the notes does not develop, the market price of the notes may decline and you may be unable to sell your notes.

There is no existing trading market for the notes. As a result, there can be no assurance that a liquid market will develop or be maintained for the notes, that you will be able to sell any of the notes at a particular time (if at all) or that the prices you receive if or when you sell the notes will be above their initial offering price. In addition, we do not intend to list the notes on any national securities exchange. The initial purchasers have advised us that they intend to make a market in the notes after this offering is completed, but they have no obligation to do so and may cease their market-making at any time without notice. In addition, such market-making activities may be subject to limits imposed by securities laws. The liquidity of the trading market in these notes, and the market price quoted for these notes, may be adversely affected by, among other things:

  changes in the overall market for debt securities;

  changes in our financial performance or prospects;

  changes in the market price of our common shares;

  the prospects for companies in our industry generally;

  the number of holders of the notes;

  the interest of securities dealers in making a market for the notes; and

  prevailing interest rates.

Future issuances of common shares and hedging activities may depress the trading price of our common shares and the notes.

Any issuance of equity securities after this offering, including the issuance of shares upon conversion of the notes, could dilute the interests of our existing shareholders, including holders who have received shares upon conversion of their notes, and could substantially decrease the trading price of our common shares and the notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

In addition, the price of our common shares could also be affected by possible sales of our common shares by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common shares. This hedging or arbitrage could, in turn, affect the trading price of the notes and any common shares that holders receive upon conversion of the notes.

Provisions in the indenture for the notes could discourage an acquisition of us by a third party, even if the acquisition would be favorable to you.

If a “fundamental change” (as defined under “Description of notes—Offer to purchase upon a fundamental change”) occurs, we will be required to offer to purchase all of the outstanding notes. In the event of a “make-whole fundamental change,” we may also be required to increase the conversion rate applicable to the notes surrendered for conversion in connection with such make-whole fundamental change. In addition, the indenture for the notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes. These provisions could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

An adverse rating of the notes may cause their trading price to fall.

We do not intend to seek a rating on the notes. However, if a rating agency rates the notes, it may assign a rating that is lower than investors’ expectations. Rating agencies also may lower ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the notes could significantly decline.

We have not registered the notes or the common shares issuable on conversion, if any, which will limit your ability to resell them.

The notes and the common shares issuable on conversion of the notes, if any, have not been registered under the Securities Act or any state securities laws. The notes and the common shares issuable on conversion of the notes, if any, may not be transferred or resold except in a transaction exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws. We do not intend to file a registration statement for the resale of the notes or the common shares, if any, into which the notes are convertible. See “Description of notes—No registration rights; additional interest.”

Recent regulatory actions may adversely affect the trading price and liquidity of the notes.

We expect that many investors in, and potential purchasers of, the notes will employ, or seek to employ, a convertible arbitrage strategy with respect to the notes. Investors that employ a convertible arbitrage strategy with respect to convertible debt instruments typically implement that strategy by selling short the common shares underlying the convertible notes and dynamically adjusting their short position while they hold the notes. Investors may also implement this strategy by entering into swaps on our common shares in lieu of or in addition to short selling the common shares. As a result, any specific rules regulating equity swaps or short selling of securities or other governmental action that interferes with the ability of market participants to effect short sales or equity swaps with respect to our common shares could adversely affect the ability of investors in, or potential purchasers of, the notes to conduct the convertible arbitrage strategy that we believe they will employ, or seek to employ, with respect to the notes. This could, in turn, adversely affect the trading price and liquidity of the notes.

The SEC and other regulatory and self-regulatory authorities have implemented various rules and may adopt additional rules in the future that may impact those engaging in short selling activity involving equity securities (including our common shares). In particular, Rule 201 of SEC Regulation SHO generally restricts short selling when the price of a “covered security” triggers a “circuit breaker” by falling 10% or more from the security’s closing price as of the end of regular trading hours on the prior day. If this circuit breaker is triggered, short sale orders can be displayed or executed for the remainder of that day and the following day only if the order price is above the then current national best bid, subject to certain limited exceptions. Because each of our common shares is a “covered security,” these Rule 201 restrictions, if triggered, may interfere with the ability of investors in, and potential purchasers of, the notes, to effect short sales in our common shares and conduct the convertible arbitrage strategy that we believe they will employ, or seek to employ, with respect to the notes.

On June 1, 2012, the SEC, jointly with the national securities exchanges and the Financial Industry Regulatory Authority, Inc. (“FINRA”), established the “Limit Up-Limit Down” mechanism which prevents trades in individual listed equity securities from occurring outside of specific price bands during regular trading hours. If trading is unable to occur within those price bands for more than 15 seconds, there would be a five-minute trading pause. The exchanges and FINRA implemented this change on April 8, 2013. The SEC approved the proposal for a one-year pilot period, during which the exchanges, FINRA, and the SEC will assess its operation and consider whether any modifications are appropriate. A second initiative will change existing stock exchange and FINRA rules that establish a market-wide circuit breaker system. The existing market-wide circuit breaker system provides for specified market-wide halts in trading of stock for certain periods following specified market declines. The changes will lower the percentage-decline thresholds for triggering a market-wide trading halt and shorten the amount of time that trading is halted. Market declines under the new system will be measured by reference to the S&P 500 Index rather than the Dow Jones Industrial Average, and the trigger thresholds will be calculated daily rather than quarterly. The changes to the market-wide circuit breaker system are effective for a one-year pilot basis from April 8, 2013. The potential restrictions on trading imposed by the Limit Up-Limit Down plan and the market-wide circuit breaker system may interfere with the ability of investors in, and potential purchasers of, the notes to effect short sales in ordinary shares and conduct an exchangeable arbitrage strategy.

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act on July 21, 2010 also introduces regulatory uncertainty that may impact trading activities relevant to the notes. As a result of this legislation, certain interest rate swaps and credit default swaps are currently required to be cleared through regulated clearinghouses. Certain other swaps and security-based swaps are likely going to be required to be cleared through regulated clearinghouses in the future. In addition, certain swaps and security-based swaps will be required to be traded on exchanges or comparable trading facilities. In addition, swap dealers, security-based swap dealers, major swap participants and major security-based swap participants will be required to comply with margin and capital requirements. In addition, certain market participants are required to comply with public reporting requirements to provide transaction and pricing data on both cleared and uncleared swaps. Public reporting requirements will also apply with respect to security-based swaps in the future. These requirements could adversely affect the ability of investors in, or potential purchasers of, the notes to maintain a convertible arbitrage strategy with respect to the notes (including increasing the costs incurred by such investors in implementing such strategy). This could, in turn, adversely affect the trading price and liquidity of the notes. The implementation dates for these requirements are subject to regulatory action and at this time cannot be determined with certainty. We cannot predict how this legislation will ultimately be implemented by the SEC and other regulators or the magnitude of the effect that this legislation will have on the trading price or liquidity of the notes.

Although the direction and magnitude of the effect that the amendments to Regulation SHO, FINRA and securities exchange rule changes and/or implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act may have on the trading price and the liquidity of the notes will depend on a variety of factors, many of which cannot be determined at this time, past regulatory actions have had a significant impact on the trading prices and liquidity of convertible debt instruments. For example, between July 2008 and September 2008, the SEC issued emergency orders generally prohibiting short sales of the common stock of certain financial services companies while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. The orders made the convertible arbitrage strategy that many convertible debt investors employ difficult to execute and adversely affected both the liquidity and trading price of convertible debt instruments issued by many of the financial services companies subject to the prohibition. Any governmental action that similarly restricts the ability of investors in, or potential purchasers of, the notes to effect short sales of our common shares, including the amendments to Regulation SHO, FINRA and exchange rule changes and the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act, could similarly adversely affect the trading price and the liquidity of the notes.

You may have to pay U.S. taxes if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.

We will adjust the conversion rate of the notes for stock splits and combinations, stock dividends, cash dividends and certain other events that affect our capital structure. See “Description of notes—Conversion rights—Conversion rate adjustments.” If we adjust the conversion rate, depending on the circumstances you may be treated as having received a constructive distribution from us, resulting in taxable income to you for U.S. federal income tax purposes, even though you would not receive any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. See “Certain U.S. federal income tax considerations.”

As a holder of notes, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares.

If you hold notes, you will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares), but, to the extent our conversion obligation includes our common shares you will be subject to all changes affecting our common shares. You will have the rights with respect to our common shares only when we deliver common shares, if any, to you upon conversion of your notes. For example, in the event that an amendment is proposed to our articles of incorporation requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the date you are deemed to have received common shares, if any, upon conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common shares.

The terms of our Senior Credit Facility and the agreements related to the Masbate Facility will restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

Our Senior Credit Facility and the agreements related to the Masbate Facility contain certain restrictive covenants that impose significant operating and financial restrictions on us. In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:

  incur additional indebtedness and guarantee indebtedness;

  pay dividends or make other distributions or repurchase or redeem our capital stock;

  prepay, redeem or repurchase certain debt;

  make loans and investments;

  sell, transfer or otherwise dispose of assets;

  incur or permit to exist certain liens;

  enter into transactions with affiliates;

  undertake certain acquisitions;

  complete certain corporate changes;

  enter into certain hedging arrangements;

  enter into agreements restricting our subsidiaries’ ability to pay dividends; and

  consolidate, amalgamate, merge or sell all or substantially all of our assets.

In addition, our Senior Credit Facility and the agreements related to the Masbate Facility require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we may be unable to meet them. See “Description of other indebtedness” for further information on these covenants.

A breach of the covenants under our Senior Credit Facility or our other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our Senior Credit Facility would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Additionally, an event of default under the agreements related to the Masbate Facility would permit the hedge providers to terminate certain hedge transactions of the Company. Furthermore, if we were unable to repay any amounts due and payable under our Senior Credit Facility or the agreements related to the Masbate Facility, those lenders could proceed against the collateral granted to them to secure such indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.

As a result of these restrictions, we may be:

  limited in our ability to pursue or make acquisitions;

  limited in how we conduct our business;

  unable to raise additional debt or equity financing to operate during general economic or business downturns; or

  unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy. In addition, these restrictions, our financial results, our substantial indebtedness or our credit ratings could adversely affect the availability and terms of our financing.

Borrowings under our Senior Credit Facility subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Senior Credit Facility are at variable rates of interest and any borrowings expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Assuming all loans are fully drawn, each quarter point change in interest rates would result in $0.4 million change in annual interest expense on our indebtedness under our Senior Credit Facility. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

We may be limited in our ability to repatriate funds from foreign subsidiaries, or we may incur tax payments when doing so.

We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to fulfill our business plans, in particular in relation to ongoing expenditures at our development assets. We may not be able to repatriate funds, or we may incur tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which costs could be material.

Exchange control regulations require that any proceeds in foreign currency originated on exports of goods from Colombia (including minerals) be repatriated to Colombia. However, purchase of foreign currency is allowed through any Colombian authorized financial entities for purposes of payments to foreign suppliers, repayment of foreign debt, payment of dividends to foreign stockholders and other foreign expenses.

The exercise by the holders of notes of their right to require us to repurchase the notes pursuant to a fundamental change offer could cause a default under the agreements governing our other indebtedness, including future agreements, even if the fundamental change itself does not, due to the financial effect of such repurchases on us. In the event a fundamental change offer is required to be made at a time when we are prohibited from purchasing notes, we could attempt to refinance the borrowings that contain such prohibitions. If we do not obtain a consent or repay those borrowings, we will remain prohibited from purchasing notes. In that case, our failure to purchase tendered notes would constitute an event of default under the indenture which could, in turn, constitute a default under our other indebtedness. Finally, our ability to pay cash to the holders of notes upon a repurchase may be limited by our then existing financial resources.

You might have difficulty enforcing civil liabilities in the United States against us, our directors and officers and the experts named in this offering memorandum.

B2Gold is organized outside of the United States. Certain of our directors and officers and the experts named in this offering memorandum reside principally in Canada or otherwise outside the United States. Because we and such persons are located outside the United States, it may not be possible for you to effect service of process within the United States on us or them. Furthermore, it may not be possible for you to enforce against us or them, in the United States, judgments obtained in United States courts, because a substantial portion of our and their assets are located outside the United States. We have been advised by our Canadian counsel that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based on U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based on the civil liability provisions of the U.S. federal securities laws or any such state securities or blue sky laws. In addition, a substantial part of our assets are located outside of Canada, and certain of our directors and officers and the experts named in this offering memorandum are resident outside of Canada. Therefore, it may not be possible or it may be difficult to enforce judgments of U.S. and Canadian courts against us, certain of our directors and officers or some of the experts named in this offering memorandum.

In addition, the bankruptcy, insolvency, foreign exchange, administration and other laws of Canada may be materially different from those of the United States, including in respect of creditors’ rights and remedies, priority of creditors, priority claims, the ability to obtain post-petition interest and the duration of the insolvency proceeding. The consequences of the multiple jurisdictions involved in the transaction could trigger disputes over which jurisdiction’s laws should govern which could adversely affect your ability to enforce your rights and to collect payment in full under the notes.

Certain bankruptcy and insolvency laws may impair your ability to enforce your rights or remedies under the indenture governing the notes.

Your ability and the rights of the trustee who represents the holders of the notes to enforce your rights or remedies under the indenture governing the notes may be significantly impaired by the provisions of applicable Canadian federal bankruptcy, insolvency and other restructuring legislation or by Canadian federal or provincial receivership laws. For example, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and the Winding-up and Restructuring Act (Canada) contain provisions enabling an insolvent debtor to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal or a plan of arrangement and reorganization for consideration by all or some of its creditors, to be voted on by the various classes of creditors affected thereby. Such a restructuring proposal or plan of arrangement and reorganization, if accepted by the requisite majority of each class of affected creditors and if approved by the relevant Canadian court, would be binding on all creditors of the debtor within the affected classes. Moreover, certain provisions of the relevant Canadian insolvency legislation permit an insolvent debtor to retain possession and administration of its property in certain circumstances, subject to court oversight, even though such debtor may be in default in respect of certain of its obligations during the period that the stay of proceedings remains in place.

The powers of the court under Canadian bankruptcy, insolvency and restructuring legislation and Canadian federal and provincial receivership laws, and particularly under the Companies’

Creditors Arrangement Act (Canada), are exercised broadly to protect a debtor and its estate from actions taken by creditors and others. We cannot predict whether payments under the notes would be made during any proceedings in bankruptcy, insolvency or other restructuring, whether or when you or the trustee could exercise your or its rights under the indenture governing the notes or whether, and to what extent, the holders of the notes would be compensated for any delays in payment of principal, interest and costs, including fees and disbursements of the trustee. The subordination provisions of the Indenture would prevent us from making payments on the notes until our senior indebtedness is paid in full in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our properties. Accordingly, if we were to become subject to such proceedings, we may cease making payments on the notes and you and the trustee may not be able to exercise your rights under the indenture governing the notes following commencement of or during such proceedings without leave of the court.

Future sales or issuances of equity securities could decrease the value of any existing common shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities (including through the sale of additional securities convertible into common shares or shares issuable upon exercise of outstanding stock options or upon vesting of the restricted stock units) and may issue additional equity securities to finance our operations, development, exploration, acquisitions or other projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of our common shares. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per share.

We do not intend to pay any cash dividends in the foreseeable future.

We have not declared or paid any dividends on our common shares since our incorporation. We intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on our common shares in the foreseeable future. Any return on an investment in our common shares will come from the appreciation, if any, in the value of our common shares. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.